January 26, 2021

VIA EDGAR AND E-MAIL

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Eric Envall

Re:	Morgan Stanley
Registration Statement on Form S-4
File No. 333-251157

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Morgan Stanley, a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-251157), as amended, to 4:30 PM Eastern Time on January 29, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Brian Wolfe of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Brian Wolfe of Davis Polk & Wardwell LLP at (212) 450-4140 or brian.wolfe@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Martin M. Cohen
Corporate Secretary Morgan Stanley

cc:	Marc O. Williams, Davis Polk & Wardwell LLP